Mail Stop 4561

May 27, 2009

Russell D. Chaney
Chairman and Chief Executive Officer
COPsync, Inc.
2010 FM 2673
Canyon Lake, TX 78133

> **Re: COPsync, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 18, 2009**
> **File No. 000-51720**

Dear Mr. Chaney:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that Section 13.A.viii of the Acquisition Agreement by and among Global Advance Corp. and Postink Technology, LP. and RSIV, LLC, dated February 5, 2008, required as a condition of closing that your shareholders approve the Agreement and that you deliver to Postink Technology a consent of such shareholders. Please tell us how your shareholders' consent was obtained and provide your analysis as to whether such activities constituted a solicitation, as defined in Rule 14a-1(l). Also, please explain why a preliminary proxy statement or preliminary information statement was not filed in connection with obtaining shareholder approval of the Agreement. See Exchange Act Rules 14a-3(a) and 14c-2(a).

Proposal 3

2.   We are unable to locate your current certificate of incorporation authorizing one million shares of Series A Preferred Stock. Please advise. Please note that Item 601(b)(3)(i) of Regulation S-K requires that you file your certificate of incorporation and any amendments thereto. Accordingly, confirm that you have filed all amendments to your certificate. Also, please consider including a copy of your current certificate as an exhibit to your proxy statement so that your investors may compare the text of your proposed amended and restated certificate against that of your current certificate.

        As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        You may contact Matthew Crispino at (202) 551-3456 if you have questions. If

Russell D. Chaney
COPsync, Inc.
May 27, 2009
Page 3

you require further assistance, please contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief